Wallbox Announces NYSE Acceptance of Plan to Regain Compliance with Continued Listing Standards

Barcelona, Spain — July 6, 2026 — Wallbox N.V. (NYSE: WBX) (“Wallbox” or the “Company”), a leading provider of electric vehicle (“EV”) charging and energy management solutions worldwide, today announced that the New York Stock Exchange (the “NYSE”) has accepted the Company’s previously submitted plan to regain compliance with the NYSE continued listing standards.

As previously announced, Wallbox received written notice from the NYSE on February 12, 2026 (“Notice”), indicating that the Company was not in compliance with Section 802.01B of the NYSE Listed Company Manual, relating to the Company’s average global market capitalization and total stockholders’ equity.

Following its review, the NYSE accepted Wallbox’s plan and confirmed that it is prepared to continue the listing of the Company at this time. Wallbox will now be given an 18-month cure period from the date of the Notice to regain conformity with continued listing standards by having stockholders' equity of at least $50 million or by having an average global market capitalization over a consecutive 30 trading-day period of $50 million. The NYSE will perform semi-annual reviews during the plan period for compliance with the goals and initiatives outlined in the Company’s plan. During the plan period, Wallbox’s Class A ordinary shares (the “Class A Shares”) will continue to be listed and traded on the NYSE, subject to the Company’s compliance with the plan, ongoing NYSE review, and continued compliance with other applicable NYSE listing standards, including the timely payment of all listing and annual fees owed to the NYSE.

At each semi-annual period concurrent with the Company’s applicable SEC filings, Wallbox is required to provide the NYSE with an update analyzing its progress against the plan submission. The Company will remain in ongoing discussions with the NYSE and will comply with any additional requirements as necessary.

Wallbox emphasises that the NYSE’s acceptance of the plan does not affect the normal course of its business operations. The Company continues to provide innovative EV charging and energy management solutions, focusing on disciplined execution, business performance, and delivering value to its stakeholders.

About Wallbox
 Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine the relationship between users and the network. Wallbox goes beyond charging electric vehicles to give users the power to control their consumption, save money and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public, and public use in more than 100 countries around the world. Founded in 2015 in Barcelona, where the company’s headquarters are located, Wallbox currently has offices across Europe, Asia, and America. For more information, visit www.wallbox.com

Forward Looking Statements This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s ability to regain compliance with NYSE continued listing standards within the plan period, and the Company’s ability to satisfy the goals and initiatives outlined in its compliance plan and meet its semi-annual reporting and fee payment obligations. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” ”target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s ability to improve its financial position and achieve the required stockholders’ equity or market capitalization thresholds; the Company’s ability to execute on the goals and initiatives in its compliance plan; potential suspension or delisting of the Class A Shares if plan milestones are not achieved; the impact of continued listing uncertainty on the Company’s stock price and access to capital, as well as the other important factors discussed under the caption “Risk Factors” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Wallbox Public Relations Contact: Wallbox Investor Contact:

Albert Cabanes Michael Wilhelm

Public Relations Corporate Development & IR

Press@wallbox.com Investors@wallbox.com